SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 01, 2008

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1): Yes _____ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7): Yes _____ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): ___N/A___



News release
FOR IMMEDIATE RELEASE

TELEFÓNICA CHILE ANNOUNCES THE SUCCESSFUL CLOSING OF
A US$ 150 MILLION LOAN

Santiago, Chile - June 24, 2008 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica Chile" or "the Company") announces that on June 12, 2008, it has refinanced an existing US$ 150 million loan, with an international loan of the same amount.

The loan has a maturity of 5 years, with a bullet repayment and an interest rate of LIBOR plus 60 basis points.

The international bank loan has been structured as a Club Deal, with the participation of the following banks: Banco Santander, Banesto, Bank of Tokyo, BBVA, Caja Madrid, EDC and Rabobank.

Considering current market conditions of lower liquidity and increased financing costs, this transaction demonstrates confidence in Telefonica Chile, and its liquidity and credit quality.

The funds were used to refinance a syndicated loan with maturity in December 2008. With this transaction, Telefónica Chile fulfills its financing needs for the current year.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT:
www.telefonicachile.cl (Inversionistas / Investor Relations section)

For additional information, please contact:

Sofía Chellew - Verónica Gaete
María José Rodríguez – Diego Saenz
TELEFÓNICA CHILE
Tel.: 562-691-3867
E-mail:
sofia.chellew@telefonicachile.cl,
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
diego.saenz@telefonicachile.cl

Lucia Domville
THE GLOBAL CONSULTING GROUP
Tel: 646-284-9416
E-mail:
ldomville@hfgcg.com

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 01, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ **Isabel Margarita Bravo C.**

Name: Isabel Margarita Bravo C.
Title: Financial Director

FORWARD-LOOKING STATEMENTS